Exhibit 21.1

Significant Subsidiaries of the Registrant*

Subsidiaries of Cree, Inc.	Jurisdiction
Cree Hong Kong Limited	Hong Kong

Subsidiaries of Cree Hong Kong Limited	Jurisdiction
Cree Asia-Pacific Limited	Hong Kong
Cree Huizhou Opto Limited	People’s Republic of China
CPM Sdn. Bhd.	Malaysia
Cree Huizhou Solid State Lighting Company Limited	People’s Republic of China
Cree Shanghai Opto Development Limited	People’s Republic of China

*	For the fiscal year ended June 26, 2011